Filed by GameStop Corp.
Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
Act of 1934

Subject Company:
GSC Holdings Corp.
(Registration No. 333-125161)

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving GameStop Corp. and Electronics Boutique Holdings Corp., including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of GameStop's and Electronics Boutique's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms in a timely manner; the failure of GameStop and Electronics Boutique stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that could cause GameStop's and Electronics Boutique's results to differ materially from those described in the forward-looking statements can be found in the Annual Reports on Forms 10-K/A of GameStop and Electronics Boutique for the fiscal year ended January 29, 2005 filed with the SEC and available at the SEC's Internet site at http://www.sec.gov.

GSC Holdings Corp. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-125161) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction involving GameStop and Electronics Boutique. GameStop and Electronics Boutique will mail the definitive joint proxy statement-prospectus to their respective security holders. Investors are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about GSC Holdings Corp., GameStop Corp. and Electronics Boutique Holdings Corp., without charge, at the SEC's Internet site at http://www.sec.gov. You may also obtain these documents from the respective websites of each of GameStop and Electronics Boutique at http://www.gamestop.com/investor-relations and http://www.ebholdings.com. Copies of the definitive joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051,

                                       1

Attention: Investor Relations, or to Electronics Boutique Holdings Corp., 931 South Matlack Street, West Chester, Pennsylvania 19382, Attention: Investor Relations. This filing shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

The respective directors and executive officers of GameStop and Electronics Boutique and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding GSC Holdings Corp's proposed directors and executive officers, GameStop's and Electronics Boutique's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4.

                                      *****

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

FOR IMMEDIATE RELEASE

   GameStop Corp. Contacts:
       Investor Contact:                      Media Contact:
       David W. Carlson                       Steven Lipin
       Executive Vice President &             Brunswick Group LLC
       Chief Financial Officer                (212) 333-3810
       GameStop Corp.
       (817) 424-2130

   Electronics Boutique Contacts:
       Investor Contact:                      Media Contact:
       James A. Smith                         Cara O'Brien/Melissa Myron
       Chief Financial Officer                Financial Dynamics - U.S.
       Electronics Boutique Holdings Corp.    (212) 850-5600
       (610) 430-8100                         Charles Armistead
                                              Financial Dynamics - U.K.
                                              44 (0)20 7831 3113

         GameStop Corp. And Electronics Boutique Holdings Corp. Announce
                 Expiration of Hart-Scott-Rodino Waiting Period

Grapevine, TX (June 9, 2005) - GameStop Corp. (NYSE: GME; GME.B) and Electronics Boutique Holdings Corp. (Nasdaq: ELBO) announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to their proposed merger transaction expired as of 11:59 p.m. Eastern Time on Wednesday, June 8, 2005.

As previously announced on April 18, 2005, GameStop and Electronics Boutique have entered into a definitive agreement and plan of merger. The merger transaction, which is expected to close in the third quarter of 2005, remains subject to approval by the stockholders of both GameStop and Electronics Boutique and the satisfaction of other customary closing conditions.

GameStop's antitrust counsel was Bryan Cave LLP and Axinn, Veltrop & Harkrider LLP and Electronics Boutique's antitrust counsel was Willkie Farr & Gallagher LLP with assistance from Klehr, Harrison, Harvey, Branzburg & Ellers LLP.

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

GSC Holdings Corp. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-125161) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction

                                       3

involving GameStop Corp. and Electronics Boutique Holdings Corp. GameStop and Electronics Boutique will mail the definitive joint proxy statement-prospectus to their respective security holders. Investors are urged to read the definitive joint proxy statement-prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about GSC Holdings Corp., GameStop Corp. and Electronics Boutique Holdings Corp., without charge, at the SEC's Internet site at http://www.sec.gov. You may also obtain these documents from the respective websites of each of GameStop and Electronics Boutique at http://www.gamestop.com/investor-relations and http://www.ebholdings.com. Copies of the definitive joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to GameStop Corp., 625 Westport Parkway, Grapevine, Texas 76051, Attention: Investor Relations, or to Electronics Boutique Holdings Corp., 931 South Matlack Street, West Chester, Pennsylvania 19382, Attention: Investor Relations. Information regarding GSC Holdings Corp.'s proposed directors and executive officers, GameStop's and Electronics Boutique's directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary joint proxy statement-prospectus contained in the above-referenced Registration Statement on Form S-4. This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About GameStop Corp.
Headquartered in Grapevine, TX, GameStop Corp. (NYSE: GME; GME.B) is one of the nation's largest video game and entertainment software retailers. The company operates 1,908 retail stores throughout the 50 states, the District of Columbia, Puerto Rico and Ireland, primarily under the GameStop(R) brand. In addition, the company owns a commerce-enabled Web property, GameStop.com, and Game Informer(R) magazine, a leading video and computer game publication. GameStop Corp. sells the most popular new software, hardware and game accessories for the PC and next generation video game systems from Sony, Nintendo, and Microsoft. In addition, the company sells computer and video game magazines and strategy guides, action figures, and other related merchandise to more than 30 million customers.

                                       4

General information on GameStop Corp. can be obtained via the Internet by visiting the company's corporate Website:
http://www.gamestop.com/investor-relations/.

About Electronics Boutique Holdings Corp.
Electronics Boutique, a Fortune 1000 company, is a leading global retailer dedicated exclusively to video game hardware and software, PC entertainment software, accessories and related products. As of April 30, 2005, the company operated 2,071 stores in the United States, Australia, Canada, Denmark, Germany, Italy, New Zealand, Norway, Puerto Rico, Spain and Sweden -- primarily under the names EB Games and Electronics Boutique. The company operates an e-commerce website at http://www.ebgames.com. Additional company information is available at http://www.ebholdings.com.

SAFE HARBOR
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving GameStop and Electronics Boutique, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of GameStop's and Electronics Boutique's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms in a timely manner; the failure of GameStop and Electronics Boutique stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that could cause GameStop's and Electronics Boutique's results to differ materially from those described in the forward-looking statements can be found in the Annual Reports on Forms 10-K/A of GameStop and Electronics Boutique for the fiscal year ended January 29, 2005 filed with the SEC and available at the SEC's Internet site at http://www.sec.gov.

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